As filed with the Securities and Exchange Commission on July 3, 2003

Registration No. 333-103257

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
 FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NUVELO, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	363855489 (I.R.S. Employer Identification No.)

675 Almanor Avenue
Sunnyvale, California 94085
(408) 215-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ted W. Love
President and Chief Executive Officer
Nuvelo, Inc.
675 Almanor Avenue
Sunnyvale, California 94085
(408) 215-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Alan C. Mendelson, Esq.
Latham & Watkins
135 Commonwealth Drive
Menlo Park, California 94025
(650) 328-4600

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 3, 2003

PROSPECTUS

329,368 Shares

Common Stock

     This prospectus covers the sale of 329,368 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders may sell their shares of common stock in a number of different ways and at varying prices, including on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. We provide more information about how the selling stockholders may sell their shares in the section entitled “Plan of Distribution” beginning on page 25.

     We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of the common stock by the selling stockholders.

     Our stock is traded on the Nasdaq National Market under the trading symbol “NUVO.” On June 30, 2003 the last reported sale price of our common stock on the Nasdaq Stock Market was $2.00.

     Investing in our common stock involves risks, some of which are described in the “Risk Factors” section beginning on page 3 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this prospectus is July     , 2003.

RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
ABOUT NUVELO
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EXHIBIT INDEX
SIGNATURES
EXHIBIT 23.2
EXHIBIT 23.3

     You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference. In this prospectus and any prospectus supplement, unless otherwise indicated, “we,” “us” and “our” refer to Nuvelo, Inc., and its subsidiaries and do not refer to the selling stockholders.

     We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. Nuvelo is a registered trade and service mark of ours. All other trademarks, service marks and trade names referred to in this prospectus are the property of their respective owners.

RISK FACTORS

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. The following discussion highlights some of these risks.

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

     The price of our common stock has been, and is likely to continue to be, highly volatile. That price could fluctuate significantly for the following reasons:

•	volatility and uncertainty in the capital markets in general;

•	fluctuations in our results of operations;

•	sales of our common stock by existing holders;

•	loss of key personnel;

•	economic and other external factors;

•	announcements by governmental agencies that may have, or may be perceived to have, an impact on our potential products;

•	changes in our earnings estimates;

•	changes in accounting principles;

•	lack of trading volume in our common stock;

•	fluctuations within the biotechnology sector;

•	announcements by competitors; and

•	other factors not within our control.

     In addition, the stock market in general, and the market for biotechnology and other life science stocks in particular, has historically been subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has often been instituted against such a company. Any such litigation instigated against us could result in substantial costs and a diversion of management’s attention and resources, which could significantly harm our business, financial condition and operating results.

We are at risk of having our stock delisted from the Nasdaq National Market, which could have a material adverse impact on our stock price, the market for our stock and our ability to raise capital

     Our common stock is listed on the Nasdaq National Market, which has minimum quantitative listing criteria that are required to be maintained. Two of these criteria are a minimum stock price of one dollar per share and minimum stockholders’ equity of $10 million. For the period commencing on January 1, 2003 through June 30, 2003, the low and high closing sales price of our common stock as reported by the Nasdaq National Market was $0.71 and $2.60, respectively. If our stock price were to again decline to below one dollar per share, the Nasdaq Stock Market may take action to have our common stock delisted from the Nasdaq National Market. As of March 31, 2003, we had shareholders’ equity of approximately $30.6 million. If we do not continue to satisfy the $10.0 million shareholders’ equity requirement and the other applicable continued listing requirements, our common stock may be delisted from the Nasdaq National Market. If this were to happen, it would be more difficult to purchase or sell our common stock or obtain accurate quotations as to its price, and the price of our common stock could suffer a material decline. In addition, any such delisting could have a materially adverse affect on our access to the capital markets, and the limited liquidity of our common stock could materially adversely affect our ability to raise capital through alternative financing sources on terms acceptable to us or at all.

Future sales of our common stock may depress our stock price.

     Sales in the public market of substantial amounts of our common stock could depress prevailing market prices of our common stock. As of June 30, 2003, we had 63,667,334 shares of our common stock outstanding. All of these shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for shares held by our affiliates and unregistered shares held by non-affiliates. As of June 30, 2003 our affiliates held 12,401,669 shares of our common stock, which are transferable pursuant to Rule 144 or in some cases Rule 145, each as promulgated under the Securities Act. Although we do not believe that our affiliates have any present intentions to dispose of any shares of common stock owned by them, there can be no assurance that such intentions will not change in the future.

     As of June 30, 2003, warrants to purchase 6,389,718 shares of our common stock were outstanding. In addition, under registration statements on Form S-8 under the Securities Act, we have registered approximately 13,768,420 shares of our common stock for sale upon the exercise of outstanding options under our 2002 Equity Incentive Plan, 1995 Stock Option Plan, Non-Employee Director Stock Option Plan, Scientific Advisory Board/Consultants Stock Option Plan, and stock option agreements entered into outside of any of our stock option plans and under our Employee Stock Purchase Plan and the Variagenics, Inc. Amended 1997 Employee, Director and Consultant Stock Option Plan. Shares of our common stock acquired pursuant to these plans and agreements are available for sale in the open market. In addition, we have reserved approximately 2,243,160 shares of our common stock for issuance upon the exercise of outstanding options under stock option agreements entered into outside of any of our stock option plans. As of June 30, 2003, 1,062,205 of these 2,243,160 options were exercisable. Although these shares have not been registered under the Securities Act, and therefore are restricted securities within the meaning of Rule 144 under the Securities Act, we intend to register these shares on a registration statement on Form S-8 under the Securities Act. The exercise of those options or warrants, and the prompt resale of shares of our common stock received, may result in downward pressure on the price of our common stock. The existence of the currently outstanding warrants and options to purchase our common stock may negatively affect our ability to complete future equity financings at acceptable prices and on acceptable terms.

     As of June 30, 2003, 2,411,610 shares of our common stock were issuable upon repayment of our note held by Affymetrix. Affymetrix has the ability to declare all outstanding principal and interest under the note immediately due and payable in the event that our market capitalization is under $50 million and Affymetrix reasonably determines that the loan evidenced by the note is impaired, and we have an obligation to prepay amounts owing under the note to the extent that the amounts outstanding exceed 10% of our market capitalization. Moreover, we have registered for resale a portion of these shares on a registration statement that has been declared effective by the Securities and Exchange Commission, or SEC. If we decide to repay this note with our common stock, whether pursuant to acceleration of the note or otherwise, the prompt resale of shares of our common stock received by Affymetrix may also result in significant downward pressure on the price of our common stock and the possibility of this occurrence may also affect our ability to complete future equity financings at acceptable prices and on acceptable terms.

We have not achieved profitability and have recent and anticipated continuing losses.

     For the years ended December 31, 2002, 2001 and 2000, we had net losses of $45.0 million, $36.5 million and $22.3 million, respectively. As of March 31, 2002, we had an accumulated deficit of $167.0 million. For the years ended December 31, 2002, 2001 and 2000, Variagenics, a company we recently acquired, had net losses of $33.8 million, $25.3 million and $17.8 million, respectively. As of December 31, 2002, Variagenics had an accumulated deficit of $111.8 million.

     The process of developing our therapeutic protein candidates and our molecular diagnostic products will require significant additional research and development, preclinical testing, clinical trials and regulatory approvals. These activities, together with general administrative and other expenses, are expected to result in operating losses for the foreseeable future. We may never generate profits and as a result, the trading price of our common stock could decline. Moreover, utilization of our net operating loss carryforwards and credits may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. It is possible that certain transactions that we have entered into, including our merger with Variagenics, when considered in connection with other transactions, may result in a “change in ownership” for purposes of these provisions.

We have a relatively short operating history.

     We have a short operating history, as did Variagenics when we merged with it. We commenced operations in the fourth quarter of 1994 with an initial business focused on gene discovery using our signature by hybridization platform, and applications of our sequencing-by-hybridization technology, including the HyChip system. In 1998, we began to transition our business strategy from gene discovery to research and development of potential therapeutic protein candidates. Variagenics commenced operations in 1992 and was in the early stage of commercializing its products and services when we merged with it. As a company with a relatively short operating history, we face risks and uncertainties frequently encountered by companies in new and rapidly evolving markets, including:

•	the implementation and successful execution of our business strategy and our sales and marketing initiatives;

•	retention of current customers and collaborators and attraction of new customers and collaborators;

•	our ability to respond effectively to competitive and technological developments related to our technologies, products and services;

•	our ability to attract, retain and motivate qualified personnel; and

•	our ability to effectively managing our anticipated growth.

     If we fail to address these risks and uncertainties successfully, our business, results of operations, financial condition and prospects will be materially adversely affected.

We may face fluctuations in operating results.

     Our operating results may rise or fall significantly as a result of many factors, including:

•	the amount of research and development we engage in;

•	the progress we make with research and preclinical studies on our therapeutic protein candidates, and the number of candidates in research and preclinical studies;

•	our ability to expand our facilities to support our operations;

•	our ability to enter into new strategic relationships;

•	the nature, effectiveness, size, timing or termination of our collaborative arrangements;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	the possibility that others may have or obtain patent rights that are superior to ours;

•	changes in government regulation; and

•	release by our competitors of successful products into the market.

     Because substantially all of our potential products currently are in research or preclinical development, revenues from sales of any products will not occur for at least the next several years, if at all. We also have a high percentage of fixed costs such as lease obligations. As a result, we may experience fluctuations in our operating results from quarter to quarter and continue to generate losses. Quarterly comparisons of our financial results may not necessarily be meaningful and investors should not rely upon such results as an indication of our future performance.

We will need to raise additional capital and such capital may be unavailable to us when we need it or may not be available on acceptable terms.

     We expect to take action to consolidate operations and prioritize projects with the goal of having sufficient cash to fund our operations through 2004. However, unanticipated expenses, or unanticipated opportunities that require financial commitments, could give rise to requirements for additional financing sooner than we expect. Financing may be unavailable when we need it or may not be available on acceptable terms. The unavailability of financing may require us to delay, scale back or eliminate expenditures for our research, development and marketing activities necessary to commercialize our potential biopharmaceutical products. We may also be required to grant rights to third parties to develop and market product candidates that we would prefer to develop and market on our own. If we were required to grant such rights, the ultimate value of these product candidates to us would be reduced.

     If we are unable to obtain additional financing when we need it, the perception in the capital markets that we may not be able to raise the amount of financing we desire, or on terms favorable to us, may have a negative effect on the trading price of our common stock. Additional equity financings could result in significant dilution of current stockholders’ equity interests. If sufficient capital is not available, we will delay, reduce the scope of, eliminate or divest one or more of our subsidiaries or our discovery, research or development programs. Any such action could significantly harm our business, financial condition and results of operations.

     Our future capital requirements and the adequacy of our currently available funds will depend on many factors, including, among others, the following:

•	continued scientific progress in our research and development programs, including progress in our research and preclinical studies on our potential therapeutic protein candidates;

•	the cost involved in any facilities expansion to support research and development of our potential therapeutic protein candidates;

•	our ability and the ability of our subsidiary Callida to attract additional financing on favorable terms;

•	the magnitude and scope of our research and development programs, including development of potential therapeutic protein candidates, potential molecular diagnostic tests and Callida technology and applications;

•	our ability to maintain, and the financial commitments involved in our existing collaborative and licensing arrangements;

•	our ability to establish new corporate relationships with other biotechnology and pharmaceutical companies to share costs and expertise of identifying and developing product candidates;

•	the cost of prosecuting and enforcing our intellectual property rights;

•	the cost of manufacturing material for preclinical, clinical and commercial purposes;

•	progress in our clinical studies of alfimeprase;

•	the time and cost involved in obtaining regulatory approvals;

•	our need to develop, acquire or license new technologies or products;

•	competing technological and market developments;

•	future funding commitments to our subsidiary Callida, and our ability to borrow funds from Affymetrix to fund our commitment, under the terms of the Affymetrix settlement;

•	our ability to use our common stock to repay the outstanding note to Affymetrix and our line of credit with our Chairman, Dr. George B. Rathmann;

•	legal and Nasdaq restrictions that impede our ability to raise funds from private placements of our common stock;

•	future funding commitments to our collaborators;

•	general conditions in the financial markets and in the biotech sector;

•	the uncertain condition of the capital markets; and

•	other factors not within our control.

Development of our products will take years; our products require approval before they can be sold.

     Because substantially all of our potential products currently are in research or preclinical or clinical development, revenues from sales of any products will not occur for at least the next several years, if at all. We cannot be certain that any of our products will be safe and effective or that we will obtain regulatory approvals. In addition, any products that we develop may not be economical to manufacture on a commercial scale. Even if we develop a product that becomes available for commercial sale, we cannot be certain that consumers will accept the product. We cannot predict whether we will be able to develop and commercialize any of our protein candidates or our molecular diagnostic products successfully. If we are unable to do so, our business, results of operations and financial condition will be materially adversely affected.

     We do not yet have products in the commercial markets. We cannot apply for regulatory approval of our potential products until we have performed additional research and development and testing. We cannot be certain that we, or our strategic partners, will be permitted to undertake clinical testing of our potential products or continue clinical testing of alfimeprase and, if we are successful in initiating clinical trials, we may experience delays in conducting them. Our clinical trials may not demonstrate the safety and efficacy of our potential products, and we may encounter unacceptable side effects or other problems in the clinical trials. Should this occur, we may have to delay or discontinue development of the potential product that causes the problem. After a successful clinical trial, we cannot market products in the United States until we receive regulatory approval. Even if we are able to gain regulatory approval of our products after successful clinical trials and then commercialize and sell those products, we may be unable to manufacture enough products to maintain our business, which could have a negative impact on our financial condition.

The success of our business depends on patents and other proprietary information.

     We currently have patents that cover some of our technological discoveries and patent applications that we expect to cover some of our gene, protein and technological discoveries. We have twenty issued patents relating to our gene and protein discoveries. We also currently have patents and patents pending which cover or describe, respectively, single nucleotide polymorpohisms and their application to pharmacogenetic studies, genotyping and haplotyping methods, and allele specific inhibitors. We own or have rights to 26 issued U.S. patents relating to these methods. We will continue to apply for patents for our discoveries. We cannot assure you that any of our applications will issue as patents, or that any patent issued to us will not be challenged, invalidated, circumvented or held unenforceable by way of an interference proceeding or litigation. The patent positions of biotechnology companies involve complex legal and factual questions. Even though we own patents, it is uncertain whether:

•	the patents would be challenged;

•	protection against competitors will be provided by such patents; or

•	competitors will not independently develop similar products or design around the patents.

     We seek patents on:

•	full-length gene sequences;

•	partial gene sequences;

•	proteins produced by those genes;

•	antibodies to those proteins;

•	diagnostic and therapeutic methods involving such genes, proteins or antibodies;

•	processes, devices and other technology that enhance our ability to develop and/or manufacture gene-based products;

•	single nucleotide polymorphisms;

•	methods for identification of single nucleotide polymorphisms;

•	diagnostic methods to select optimal therapeutic regimens based upon genetic and/or epigenetic assay methods;

•	diagnostic methods to stratify clinical trial subjects based on genotypes; and

•	diagnostic methods to identify the basis of genetic variation of disease.

     To obtain a patent on a novel gene, we need to identify a utility for the novel gene or the encoded protein we seek to protect by patent law. Identifying a utility may require significant research and development with respect to which we may incur a substantial expense and invest a significant amount of time. To obtain a patent on a pharmacogenetic method or technology relating to pharmacogenomics, we may need enablement and utility data. We may incur a substantial expense and invest a significant amount of time, and significant research and development may be required to obtain that data.

     Patent applications describing and seeking patent protection of methods, compositions, or processes relating to proprietary inventions involving human therapeutics or pharmacogenomics could require us to generate data, which may involve substantial costs. Finally, the timing of the grant of a patent cannot be predicted.

     We rely on trade secret protection for our confidential and proprietary information. Although our policy is to enforce security measures to protect our assets, trade secrets are difficult to protect. We expect to require all employees to enter into confidentiality agreements. However:

•	competitors may independently develop substantially equivalent proprietary information and techniques;

•	competitors may otherwise gain access to our trade secrets;

•	persons with whom we have confidentiality agreements may disclose trade secrets; or

•	we may be unable to protect our trade secrets meaningfully.

     Certain of the patent applications describing our proprietary methods are filed only in the United States. Even where we have filed our patent applications internationally, for some cases and in certain countries, we have chosen not to maintain foreign patent protection through failure to enter national phase or failure to pay maintenance annuities.

     We may be required to obtain licenses to patents or other proprietary rights of others in order to conduct research, development, or commercialization of some or all our programs. These required licenses may not, however, be made available on terms acceptable to us. If we do not obtain these licenses, we may encounter delays in product market introductions, incur substantial costs while we attempt to design around existing patents or not be able to develop, manufacture or sell products. Any of these obstacles could significantly harm our business, financial condition and operating results. Further, if we do obtain these licenses, the agreed terms may necessitate reevaluation of the potential commercialization of any one of our programs.

We lack manufacturing experience and intend to rely initially on contract manufacturers.

     We do not currently have significant manufacturing facilities. We are dependent on contract research and manufacturing organizations, and are subject to the risks of finalizing contractual arrangements, transferring technology and maintaining relationships with such organizations in order to file an Investigational New Drug application, or IND, with the Food and Drug Administration, or FDA, and proceed with clinical trials for any of our potential therapeutic protein candidates. We rely on Amgen Inc. to manufacture our drug product, alfimeprase. We are dependent on third-party contract research organizations to conduct certain research, including good laboratory practices toxicology studies in order to gather the data necessary to file INDs with the FDA for any of our potential therapeutic protein candidates. Our potential therapeutic protein candidates have never been manufactured on a commercial scale. Third-party manufacturers may not be able to manufacture such proteins at a cost or in quantities necessary to make them commercially viable. In addition, if any of our potential therapeutic protein candidates enter the clinical trial phase, initially we will be dependent on third-party contract manufacturers to produce the volume of current good manufacturing practices materials needed to complete such trials. We will need to enter into contractual relationships with these or other organizations in order to (1) complete the Good Laboratory Practices, or GLP, toxicology and other studies necessary to file an IND with the FDA, and (2) produce a sufficient volume of current Good Manufacturing Practices (cGMP) material in order to conduct clinical trials of our potential therapeutic protein candidates. We cannot be certain that we will be able to do so on a timely basis or that we will be able to obtain sufficient quantities of material on commercially reasonable terms. In addition, the failure of any of these relationships with third-party contract organizations may result in a delay of our filing for an IND, or our progress through the clinical trial phase. Any significant delay or interruption would have a material adverse effect on our ability to file an IND with the FDA and/or proceed with the clinical trial phase for any of our potential therapeutic protein candidates.

     Moreover, contract manufacturers that we may use must continually adhere to current cGMP regulations enforced by the FDA through a facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of our products will not be granted.

We are dependent upon collaborative arrangements.

     We will focus on new collaborative arrangements where we would share costs of identifying, developing and marketing product candidates. There can be no assurance that we will be able to negotiate new collaboration arrangements of this type on acceptable terms, or at all.

     The success of our business is dependent, in significant part, upon our ability to enter into multiple collaboration arrangements and to manage effectively the numerous issues that arise from such collaborations. Management of our relationships with our collaboration partners will require:

•	our management team to devote a significant amount of time and effort to the management of these relationships;

•	effective allocation of our resources to multiple projects; and

•	an ability to obtain and retain management, scientific and other personnel.

     Our need, including the need of our direct and indirect subsidiaries, to manage simultaneously a number of collaboration arrangements may not be successful, and the failure to manage effectively such collaborations would significantly harm our business, financial condition and results of operations.

FDA regulatory approval of our products is uncertain; we face heavy government regulation.

     Products such as those proposed to be developed by us or our collaboration partners, typically will be subject to an extensive regulatory process by federal, state and local governmental authorities, including the FDA, and comparable agencies in other countries before we may market and sell such products. In order to obtain regulatory approval of a drug product, we or our collaboration partners must demonstrate to the satisfaction of the applicable regulatory agency, among other things, that such product is safe and effective for its intended uses. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with cGMP requirements. In the event we or our collaboration partners, develop products classified as drugs, we and our collaboration partners will be required to obtain appropriate approvals as well.

     The process of obtaining FDA and other required regulatory approvals and clearances is lengthy and will require us to expend substantial capital and resources. We may not ultimately be able to obtain the necessary approvals and clearances. Moreover, if and when our products do obtain such approval or clearances, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements can result in:

•	warning letters;

•	fines;

•	civil penalties;

•	recall or seizure of products;

•	total or partial suspension of production;

•	refusal of the government to grant approvals, premarket clearance or premarket approval; or

•	withdrawal of approvals and criminal prosecution.

     We also are subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work, including radioactive compounds and infectious disease agents. In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations that might significantly harm the discovery, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations and we may be adversely affected by the cost of such compliance.

     If we market molecular diagnostic products outside the United States, such products will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement. Such requirements vary from country to country and are becoming more restrictive throughout the European Community. The process of obtaining foreign regulatory approvals can be lengthy and require the expenditure of substantial capital and resources. We or our collaboration partners may not be successful in obtaining the necessary approvals.

     Any delay or failure by us or our collaboration partners to obtain regulatory approvals for our products:

•	would adversely affect our ability to generate product and royalty revenues;

•	could impose significant additional costs on us or our collaboration partners;

•	could diminish competitive advantages that we may attain; and

•	would adversely affect the marketing of our products.

We face intense competition.

     The genomics, pharmacogenomics and biopharmaceutical industries are intensely competitive. Our strategy as a biopharmaceutical company is to find the genes of the human genome that are most likely to be involved in a disease condition and to focus on identifying product candidates from the proteins produced by genes. There are a finite number of genes in the human genome, virtually all of which have been or will soon be identified. Our competitors include major pharmaceutical, biotechnology and diagnostic firms, not-for-profit entities and United States and foreign government-financed programs, many of which have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. As a result, they may succeed in identifying genes and determining their functions or developing products earlier than we or our current or future collaboration partners do. They also may obtain patents and regulatory approvals for such products more rapidly than we or our current or future collaboration partners, or develop products that are more effective than those proposed to be developed by us or our collaboration partners. Further, any potential products based on genes we identify ultimately will face competition from other companies developing gene-based products as well as from companies developing other forms of treatment for diseases which may be caused by, or related to, the genes we identify.

     In addition, our technologies, including pharmacogenomic technologies, have undergone and are expected to continue to undergo rapid and significant change. Our competitors may make rapid technological developments which may result in products or technologies becoming obsolete, before we can recover the expenses incurred. The introduction of less expensive or more effective drug discovery and development technologies, including technologies that may be unrelated to genomics, may also make our products and services obsolete. We may not be able to make the necessary enhancements to our technology to compete successfully with newly emerging technologies.

     Many of the companies developing competing products have significantly greater financial resources than we have. Many such companies also have greater expertise than we or our collaboration partners have in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to our products. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety;

•	the timing and scope of regulatory approvals;

•	availability of resources;

•	reimbursement coverage; and

•	price and patent position, including potentially dominant patent positions of others.

     There can be no assurance that research and development by others will not render the products that we may develop obsolete or uneconomical, or result in treatments, cures or diagnostics superior to any therapy or diagnostic developed by us or that any therapy we develop will be preferred to any existing or newly developed technologies. While we believe that our technology provides a significant competitive advantage, any one of our competitors may discover and establish a patent position in one or more genes, proteins or antibodies which we designate as a product candidate, before we do.

We lack marketing experience for biopharmaceuticals and pharmacogenomic products.

     We have no sales, marketing or distribution capability. For the foreseeable future, we intend to rely primarily on collaboration partners or licensees, if any, to market our products. Such collaboration partners, however, may not have effective sales forces and distribution systems. If we are unable to maintain or establish such relationships and are required to market any of our products directly, we will have to develop our own marketing and sales force with the appropriate technical expertise and with supporting distribution capabilities. We may not be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that we may depend on our collaboration partners or third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such collaboration partners or third parties. Such efforts may not be successful, and we will not be able to control the amount and timing of resources that such collaboration partners or third parties devote to our products.

Our products may not be accepted in the marketplace.

     Even if they are approved for marketing, products we develop may never achieve market acceptance. Our products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products will also compete with new products currently under development by such companies and others. The degree of market acceptance of any products developed by us, alone, or in conjunction with our collaboration partners, will depend on a number of factors, including:

•	the establishment and demonstration of the clinical efficacy and safety of the products;

•	our products’ potential advantage over alternative treatment methods; and

•	reimbursement policies of government and third-party payors.

     Physicians, patients or the medical community in general may not accept and utilize any of the products that we alone, or in conjunction with our collaboration partners, develop. The lack of such market acceptance would significantly harm our business, financial condition and results of operations.

     We may develop diagnostic testing products in the future. Our success in diagnostics will depend in large part upon our ability to obtain customers and upon the ability of these customers to market genetic tests performed with our technology properly. Genetic tests may be difficult to interpret and may lead to misinformation or misdiagnosis. Ethical concerns about genetic testing may adversely affect market acceptance of our technology for diagnostic applications. Impaired market acceptance of our technology could significantly harm our business, financial condition and operating results.

We recently acquired Variagenics which includes a business based on pharmacogenomics, which is commercially unproven, and if this field does not develop as we believe, we will have difficulty implementing our combined business strategy.

     The field of pharmacogenomics is relatively new and it has not been proven to be commercially viable. Our recently acquired business is based on the assumption that pharmacogenomics may help scientists better understand complex disease processes and aid in drug development. Scientists generally have a limited understanding of the role of genes in diseases, and few products based on pharmacogenomics have been developed. If our assumption about the role of genes in the disease process is wrong, our business model may not result in products or services and the genetic data included in our SNP database and other products and services may not be useful to our collaborators. In addition, if our customers do not successfully develop or commercialize pharmaceutical or diagnostic products using our technologies, we may not generate further revenues from those customers.

     The instrumentation, software and know-how that comprise our pharmacogenomics technologies involve new uses that have not previously been used in commercial applications. If the industry adopts these technologies, it is possible that previously unrecognized defects or limitations will emerge. We may be unable to achieve the improvements in the components of our technologies necessary for their successful commercialization. Our technologies will also need to compete against well-established techniques to discover new drugs, including chemical processes and high volume screening of genes. If we are unable to compete successfully against these existing techniques and instruments then we may not be able to commercialize our products or achieve a competitive position in the market which would adversely affect our ability to generate revenues.

We face uncertainty with respect to pricing, third-party reimbursements and health care reform.

     Our ability to collect significant royalties from our products may depend on our ability, and the ability of our collaboration partners or customers, to obtain adequate levels of reimbursement from third-party payors such as:

•	government health administration authorities;

•	private health insurers;

•	health maintenance organizations;

•	pharmacy benefit management companies; and

•	other health care related organizations.

     Currently, third-party payors are increasingly challenging the prices charged for medical products and services, and the overall availability of third-party reimbursement is limited and uncertain for genetic predisposition tests. Third-party payors may deny their insured reimbursement if they determine that a prescribed device or diagnostic test has not received appropriate clearances from the FDA or other government regulators, is not used in accordance with cost-effective treatment methods as determined by the third-party payor, or is experimental, unnecessary or inappropriate. If third-party payors routinely deny reimbursement, we may not be able to market our products effectively. We also face the risk that we will have to offer our diagnostic products at prices lower than anticipated as a result of the current trend in the United States towards managed health care through health maintenance organizations. Prices could be driven down by health maintenance organizations that control or significantly influence purchases of health care services and products. Legislative proposals to reform health care or reduce government insurance programs could also adversely affect prices of our products. The cost containment measures that health care providers are instituting and the results of potential health care reforms may prevent us from maintaining prices for our products that are sufficient for us to realize profits and may otherwise significantly harm our business, financial condition and operating results.

The success of our potential products in pre-clinical studies does not guarantee that these results will be replicated in humans.

     Even though some of our therapeutic protein candidates have shown results in preclinical studies, these results may not be replicated in our clinical trials with humans. Human clinical results could be different from our expectations following our preclinical studies. Consequently, there is no assurance that the results in our preclinical studies are predictive of the results that we will see in our clinical trials with humans. Also, while we have demonstrated some evidence that our therapeutic protein candidates have utility in preclinical studies, these results do not mean that the resulting products will be safe and effective in humans. Our therapeutic protein candidates may have undesirable and unintended side effects or other characteristics that may prevent or limit their use.

Our ability to commercialize gene-based products is unproven.

     We have not developed any therapeutic or diagnostic products using proteins produced by the genes we have discovered. Before we make any products available to the public, we or our collaboration partners will need to conduct further research and development and complete laboratory testing and animal and human studies. Moreover, with respect to biopharmaceutical products, we or our collaboration partners will need to obtain regulatory approval before releasing any such products. We have spent, and expect to continue to spend, significant amounts of time and money in determining the function of genes and the proteins they produce, using our own capabilities and those of our collaboration partners. Such determination process constitutes the first step in developing commercial products. We also have spent and will continue to spend significant amounts of time and money in developing processes for manufacturing of our recombinant proteins under pre-clinical development, yet we may not be able to produce sufficient protein for preclinical studies. A commercially viable product may never be developed from our gene discoveries.

     Our development of gene-based products is subject to several risks, including but not limited to:

•	the possibility that a product is toxic, ineffective or unreliable;

•	failure to obtain regulatory approval for the product;

•	the product may be difficult to manufacture on a large scale, or may not be economically feasible to market;

•	competitors may develop a superior product; or

•	other persons’ or companies’ patents may preclude our marketing of a product.

     Our biopharmaceutical development programs are currently in the research stage or in preclinical development. None of our potential therapeutic protein candidates from our own portfolio have advanced to Phase I clinical trials. Our programs may not move beyond their current stages of development. Even if our research does advance, we will need to engage in certain additional preclinical development efforts to determine whether a product is sufficiently safe and efficacious to enter clinical trials. We have little experience with these activities and may not be successful in developing or commercializing products.

     Under our collaboration arrangement with Chiron in the solid tumor cancer field, Chiron maintains responsibility for the development of a product. Under our collaboration arrangement with Kirin Brewery Company, Ltd., Kirin has primary responsibility for clinical development in its territory and we have primary responsibility in our territory. Under our collaboration arrangement with Deltagen, we share responsibility for development of a product. With respect to these arrangements, we run the risk that Chiron or Kirin may not pursue clinical development in a timely or effective manner, if at all, and that Deltagen may not cooperate with us in pursuing clinical development in a timely or effective manner.

     If a product receives approval from the FDA to enter clinical trials, Phases I, II, and III of those trials include multi-phase, multi-center clinical studies to determine the product’s safety and efficacy prior to marketing. We cannot predict the number or extent of clinical trials that will be required or the length of the period of mandatory patient follow-up that will be imposed. Assuming clinical trials of any product are successful and other data appear satisfactory to us, we or our applicable collaboration partner will submit an application to the FDA and appropriate regulatory bodies in other countries to seek permission to market the product. Typically, the review process at the FDA is not predictable and can take up to several years. Upon completion of such review, the FDA may not approve our or our collaboration partner’s application or may require us to conduct additional clinical trials or provide other data prior to approval. Furthermore, even if our products or our collaboration partner’s products receive regulatory approval, delays in the approval process could significantly harm our business, financial condition and results of operations.

     In addition, we may not be able to produce any products in commercial quantities at a reasonable cost or may not be able to market successfully such products. If we do not develop a commercially viable product, then we would suffer significant harm to our business, financial condition and operating results.

Our subsidiary Callida may not be able to raise third party financing.

     In October 2001, we formed Callida to develop and commercialize our sequencing-by-hybridization or SBH technology. We recognized 90% of Callida’s operating losses in our consolidated results of operations up to the point where Affymetrix’s initial minority interest investment was depleted in the first quarter of 2002. Beyond that point, we absorb 100% of the net losses until Callida generates net income. There is no guarantee, however, that Callida will meet its technical milestone and other requirements to obtain additional funding through Affymetrix and us. There is also no assurance that Callida will be able to obtain any third party financing or that any such financing that Callida obtains will be on favorable terms or that the funding from outside sources will be sufficient to fund Callida’s operations. We cannot assure the success of Callida, and if Callida is unable to obtain sufficient funding from outside sources, we may reduce projects and/or bear the costs of financing Callida ourselves, which will divert our resources from biopharmaceutical projects. In March 2003, Callida reduced its number of employees from 25 to seven in order to preserve cash. As of March 31, 2003, Callida had approximately $779,000 in cash and investments balances available for future operations.

We face uncertainties related to SBH technology applications.

     We have developed applications of our SBH technology, currently in our subsidiary, Callida, including the chip component to be used with the HyChip system. As Callida continues development of SBH technology applications, it may discover problems in the functioning of these applications, including the HyChip system. Callida may be unable to improve applications of our SBH technology enough to be able to market them successfully. Further, SBH technology applications compete against other DNA analysis tools and well-established technologies. The failure of Callida to successfully develop and market applications of SBH technology could result in significant harm to our business, financial condition and operating results.

Many corporate actions will be controlled by our officers and directors regardless of the opposition of other stockholders or the desire of other stockholders to pursue an alternative course of action.

     Our executive officers and directors beneficially own, in the aggregate, approximately 24.3% of our common stock outstanding as of June 30, 2003. For purposes of this paragraph, beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. If they act together, these stockholders will be able to exercise substantial influence and control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

We face product liability exposure and potential unavailability of insurance.

     We risk financial exposure to product liability claims in the event that the use of products developed by us or our collaboration partners, if any, result in personal injury. We may experience losses due to product liability claims in the future. We have obtained limited product liability insurance coverage. Such coverage, however, may not be adequate or may not continue to be available to us in sufficient amounts or at an acceptable cost, or at all. We may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing. A product liability claim or other claim, product recalls, as well as any claims for uninsured liabilities or in excess of insured liabilities, may significantly harm our business, financial condition and results of operations.

We use hazardous materials, chemicals and patient samples in our business and any disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.

     Our research and development, production and service activities involve the controlled use of hazardous or radioactive materials, chemicals, including oxidizing and reducing reagents, and patient tissue and blood samples. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and certain waste products. We could be liable for accidental contamination or discharge or any resultant injury from hazardous materials, conveyance, processing, and storage of and data on patient samples. If we fail to comply with applicable laws or regulations, we could be required to pay penalties or be held liable for any damages that result and this liability could exceed our financial resources. Further, future changes to environmental health and safety laws could cause us to incur additional expense or restrict our operations.

     In addition, our collaborators may be working with these types of hazardous materials, including viruses and hazardous chemicals, in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these patient samples that may contain viruses and hazardous materials. The cost of this liability could exceed our resources.

We are dependent on key personnel.

     The success of our business is highly dependent on the principal members of our scientific and management staff, including our chairman and senior management team. The loss of the services of any such individual might significantly delay or prevent us from achieving our scientific or business objectives.

We must attract and retain qualified employees and consultants.

     Our success will depend on our ability to attract and retain qualified employees to help develop our potential products and execute our research and development strategy. We have programs in place to retain personnel, including programs to create a positive work environment and competitive compensation packages. Because competition for employees in our field is intense, however, we may be unable to retain our existing personnel or attract additional qualified employees. Our success also depends on the continued availability of outside scientific collaborators to perform research and develop processes to advance and augment our internal research efforts. Competition for collaborators is intense. If we do not attract and retain qualified personnel and scientific collaborators, and if we experience turnover or difficulties recruiting new employees, our research and development programs could be delayed and we could experience difficulties in generating sufficient revenue to maintain our business.

Risk of natural disasters and power blackouts.

     Our facilities are located in Sunnyvale, California and Cambridge, Massachusetts. In the event that a fire or other natural disaster (such as an earthquake) disrupts our research or development efforts, our business, financial condition and operating results could be materially, adversely affected. Some of our landlords maintain earthquake coverage for our facilities. Although we maintain personal property and business interruption coverage, we do not maintain earthquake coverage for personal property or resulting business interruption.

We may not realize all of the anticipated benefits of our merger with Variagenics.

     The success of our merger with Variagenics will depend, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the business of Variagenics with our business. Our success in realizing these benefits and the timing of this realization depends upon the successful integration of the operations of Variagenics. The integration of two independent companies, especially when one company is located on the West Coast and the other on the East Coast, is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	consolidating research and development operations;

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	preserving the research and development and other important relationships of the companies;

•	integrating and managing the technology of two companies;

•	using Variagenics’ liquid capital assets efficiently to develop the business of the combined company;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

     We may also merge with or acquire other companies in the future, and will face similar risks. Moreover, anytime we attempt to merge with or acquire another company, we may be exposed to a number of other risks, including:

•	exposure to unknown liabilities of the merged or acquired business;

•	our management’s attention may be diverted from our ongoing business concerns during the negotiation process;

•	we may experience unbudgeted expenses in attempting to complete the transaction and integration process; and

•	our stock price may suffer if the former stockholders of the merged or acquired entity dispose of significant numbers of shares of our common stock that they receive in the transaction within a short period of time.

     We cannot assure you that we will receive all of the anticipated benefits of our merger with Variagenics, or of any other merger or acquisition in the future, or that any of the risks described above will not occur. Our failure to receive anticipated benefits, and our exposure to inherent risks, in any such transaction could significantly harm our business, financial condition and operating results.

Some of our third-party agreements and some of those of Variagenics have change of control or termination provisions.

     Some of our agreements and some of those of Variagenics with third parties have change of control or termination provisions that may be triggered by our merger with Variagenics, but have not yet been waived. These third parties may elect to terminate those agreements as a result of the merger.

Variagenics was a defendant in a class action suit and defending this litigation could hurt our business.

     Variagenics was a defendant in a securities class action lawsuit alleging the failure to disclose additional and excessive commissions purportedly solicited by and paid to underwriters also named in the lawsuit in exchange for allocating shares of Variagenics’ stock to preferred customers and alleged agreements among the underwriters named in the lawsuit and preferred customers tying the allocation of initial public offering shares to agreements to make additional aftermarket purchases at pre-determined prices. As a result of our merger with Variagenics, we are obligated to continue to defend against this litigation. Currently we are in the process of approving a settlement by and between the issuers that are defendants in the lawsuit, the insurers of those issuers, and the plaintiffs. We believe that any loss or settlement amount will not be material to our financial position or results of operation, and that any settlement payment and attorneys’ fees accrued with respect to the suit will be paid by our insurance provider. However, we cannot assure you that this will be the case until a final settlement is approved.

We have implemented anti-takeover provisions that may reduce the market price of our common stock.

     Our by-laws provide that members of our board of directors serve staggered three-year terms. Our articles of incorporation provide that all stockholder action must be effected at a duly called meeting and not by a consent in writing. The by-laws provide, however, that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. These provisions of our articles of incorporation and our by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. We also intended these provisions to discourage certain types of transactions that may involve an actual or threatened change of control. We designed these provisions to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy fights. These provisions, however, could also have the effect of discouraging others from making tender offers for our shares. As a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     We are permitted to issue shares of our preferred stock without stockholder approval upon such terms as our board of directors determines. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

     On June 5, 1998, our board of directors adopted a rights plan and declared a dividend with respect to each share of our common stock then outstanding. This dividend took the form of a right, which entitles the holders to purchase one-one thousandth of a share of our Series B junior participating preferred stock at a purchase price of $175, subject to adjustment from time to time. These rights have also been issued in connection with each share of our common stock issued after June 15, 1998. The rights are exercisable only if a person or entity or affiliated group of persons or entities acquires, or has announced its intention to acquire, 15% (27.5% in the case of certain approved stockholders) or more of our outstanding common stock. The adoption of the rights plan makes it more difficult for a third party to acquire control of us without the approval of our board of directors.

     Nevada Revised Statutes Sections 78.411 through 78.444 prohibit an “interested stockholder,” under certain circumstances, from entering into specified combination transactions with a Nevada corporation, unless certain conditions are met. Under the statute, an “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% or more of a corporation’s voting stock or an affiliate or associate of a corporation who at any time within the prior three years beneficially owned, directly or indirectly, 10% or more of a corporation’s voting stock. According to the statute, we may not engage in a combination within three years after an interested stockholder acquires our shares, unless (i) our board of directors approves the combination prior to the interested stockholder becoming an interested stockholder or (ii) holders of a majority of voting power not beneficially owned by the interested stockholder approve the combination at a meeting called no earlier than three years after the date the interested stockholder became an interested stockholder.

     Nevada Revised Statutes Sections 78.378 through 78.3793 further prohibit an acquirer, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation’s stockholders. This statute only applies to Nevada corporations that do business directly or indirectly in Nevada. We do not intend to do business in Nevada within the meaning of the statute. Therefore, it is unlikely that the statute will apply to us.

     The provisions of our governing documents, our existing agreements and current Nevada law may, collectively:

•	lengthen the time required for a person or entity to acquire control of us through a proxy contest for the election of a majority of our board of directors;

•	discourage bids for our common stock at a premium over market price; and

•	generally deter efforts to obtain control of us.

CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING INFORMATION

     All statements included or incorporated by reference in this prospectus, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward looking statements. Such statements are typically characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including those risks described in this prospectus under “Risk Factors,” as well as other factors that our management has not yet identified. Any such forward looking statements are not guarantees of future performance and actual results, developments and business decisions may differ from those contemplated by such forward looking statements. We disclaim any duty to update any forward looking statements.

ABOUT NUVELO

     Our Company is strategically focused on the discovery and development of novel biotherapeutics. This strategy resulted from a careful review of all assets and programs at both Hyseq and Variagenics following the close of our merger between the two companies on January 31, 2003.

     As part of this plan, we will dedicate our resources to advancing our most promising biopharmaceutical discovery and development programs, including alfimeprase, our novel acting thrombolytic poised to enter Phase II trials in the first half of this year.

     We will leverage our proprietary gene collection and opportunistic in-licensing and partnering strategy to build upon our pipeline of attractive therapeutic candidates. We also intend to out-license or partner our immunotherapeutics portfolio and monetize non-core assets including our microarray business, pharmacogenomic technology and molecular diagnostic programs, to further support our biopharmaceutical development programs. Our focus is on building a successful biopharmaceutical business. This strategic initiative reflects our commitment to creating a valuable product-focused company that leverages our drug discovery and development expertise. To execute on this strategy, we will align the company’s assets and resources and efficiently manage our finances to provide our key development programs with the greatest chance of success.

     Alfimeprase, our lead development program, successfully completed its Phase I trial in the first quarter, 2003. This trial was a multi-center, open label, dose-escalation study to evaluate the safety and pharmacokinetics of alfimeprase, and was completed in twenty patients across seven centers in the United States. The results show that alfimephase was safe and well-tolerated. There were no drug related adverse events. In addition we recently filed an investigational new drug (IND) application for a second indication in catheter occlusion. We plan to initiate two Phase II programs with alfimeprase in the first half of this year in both PAO and catheter occlusion and anticipate completion of at least one of these Phase II “proof-of-concept” studies by the end of 2003.

     We will take steps to ensure that cash and investment balances resulting from our merger will fund our operations through 2004. As of the March 31, 2003, we had approximately $41.3 million cash and investment balances available for future operations.

     We were incorporated as “Hyseq, Inc.” in Illinois in 1992 and reincorporated in Nevada in 1993. On January 31, 2003, we completed a merger with Variagenics, Inc., a publicly traded Delaware corporation based in Massachusetts. As a result of the merger, we issued 1.6451 shares of our common stock in exchange for each Variagenics share, for a total of approximately 39.8 million shares of our common stock, at an approximate purchase price of $48.6 million net of estimated transaction costs of $3.8 million. We changed our name to “Nuvelo, Inc.” in the merger.

     Our headquarters address is 675 Almanor Avenue Sunnyvale, California 94085. Our telephone number is (408) 215-4000.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by this prospectus. See “Selling Stockholders.”

SELLING STOCKHOLDERS

     Under the terms of the Agreement and Plan of Merger, dated November 9, 2002, among Hyseq, Inc., Vertical Merger Corp., a Delaware corporation and a wholly owned subsidiary of Hyseq, and Variagenics, we agreed to register for sale shares of our common stock offered by the selling stockholders pursuant to this prospectus. The selling stockholders received the shares of our common stock in exchange for shares of Variagenics common stock upon our merger with Variagenics.

     The following table sets forth information with respect to the shares beneficially owned by the selling stockholders as of April 30, 2003. However, the selling stockholders may have acquired additional shares or sold, transferred or otherwise disposed of some portion of its shares since such date. The information regarding shares owned after the offering assumes the sale of all shares offered by the selling stockholders, however, the selling stockholders may elect to sell only a portion or none of their shares. Other than as described above or under the caption “Relationship with Selling Stockholders,” the selling stockholders have not held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

				Common Stock Owned After
				Completion of Offering
	Shares of Common
	Stock Beneficially
Name	Owned		Common Stock Offered	Number (1)		Percentage

David Housman	519,280	(2)	311,637	207,643	(2)	*
Joseph S. Mohr	229,445	(3)	493	228,952	(3)	*
William A. Scott	85,845	(4)	2,467	83,378	(4)	*
Richard P. Shea	339,962	(5)	14,771	325,191	(5)	*

*	Indicates less than 1%. Shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of April 30, 2003 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person or entity.

(1)	Ownership after this offering assumes the sale of all shares held by such selling stockholders offered hereby.
(2)	Includes 207,643 shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of June 30, 2003.
(3)	Includes 228,952 shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of June 30, 2003.
(4)	Includes 83,378 shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of June 30, 2003.
(5)	Includes 318,481 shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of June 30, 2003.

RELATIONSHIP WITH SELLING STOCKHOLDERS

     David Housman served as the Chairman of Variagenics’ Board of Directors and Principal Scientific Advisor from 1993 until its merger with us in January 2003.

     Joseph S. Mohr served as President and Chief Business Officer of Variagenics from April 2002 until its merger with us in January, 2003. From October 2001 until April 2002, Mr. Mohr served as Vice President, Business Development and Marketing of Variagenics. Mr. Mohr served as our Senior Vice President, Corporate Development until June 15, 2003.

     William A. Scott served as a member of Variagenics’ Board of Directors from May 2000 until its merger with us in January, 2003.

     Richard P. Shea served as Chief Financial Officer and Treasurer of Variagenics from March 2000 until its merger with us in January, 2003. Mr. Shea served as Chief Operating Officer of Variagenics from April 2002 until its merger with us. Mr. Shea served as our Senior Vice President and General Manager, Molecular Diagnostics until April 30, 2003.

PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     The term “selling stockholders” includes donees, persons who receive shares from the selling stockholders after the date of this prospectus by gift. The term also includes pledgees, persons who, upon contractual default by the selling stockholders, may seize shares that the selling stockholders pledged to such persons.

     We will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus, except the selling stockholders will pay all brokerage commissions, underwriting discounts and similar selling expenses, if any, attributable to the sale of shares.

     The selling stockholders may sell their shares in one or more types of transactions (which may include crosses or block transactions):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in negotiated transactions;

•	in the over-the-counter market;

•	through the writing of options on shares;

•	by pledge to secure debts and other obligations;

•	in hedge transactions and in settlement of other transactions;

•	in short sales; or

•	through any combination of the above methods of sale.

     The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

     The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer’s own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

     The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of its shares against certain liabilities, including liabilities arising under the Securities Act.

     Because the selling stockholders may be deemed underwriters, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

     The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 or 145 under the Securities Act rather than pursuant to this prospectus. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144 or 145.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such persons. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

     In jurisdictions where the state securities laws require it, the selling stockholders’ shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

LEGAL MATTERS

     The validity of the securities being offered by this prospectus has been passed upon for us by Kummer Kaempfer Bonner & Renshaw of Las Vegas, Nevada.

EXPERTS

     The consolidated financial statements of Nuvelo, Inc. as of for each of the years in the three year period ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Variagenics, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 incorporated in this Prospectus by reference to the Current Report on Form 8-K/A, dated July 3, 2003 of Nuvlelo, Inc., have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov”. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003, as amended on Form 10-K/A filed with the SEC on April 30, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed with the SEC on May 14, 2003;

•	our current report on Form 8-K, filed with the SEC on January 21, 2003;

•	our current report on Form 8-K, filed with the SEC on January 28, 2003;

•	our report on Form 8-K, filed with the SEC on February 4, 2003;

•	our current report on Form 8-K, filed with the SEC on February 14, 2003, as amended on Form 8-K/A filed with the SEC on February 14, 2003, and as further amended on Form 8-K/A filed with the SEC on July 3, 2003.

•	the description of our common stock set forth in our Registration Statement on Form 8-A, filed with the SEC on July 23, 1997.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Nuvelo, Inc.
Attention: Peter S. Garcia
675 Almanor Avenue
Sunnyvale, CA 94085
(408) 215-4000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the registration fee.

Securities and Exchange Commission Registration Fee	$24
Legal Fees and Expenses	$25,000
Accountants’ Fees and Expenses	$15,000
Printing and Engraving	$3,000
Total	$43,024

Item 15. Indemnification of Directors and Officers

     Pursuant to the provisions of Section 78.7502 of the Nevada General Corporation Law, every Nevada corporation has authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding if such person: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

     Pursuant to the provisions of Section 78.7502, every Nevada corporation also has the authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification shall be made, however, for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent any person referred to in the two immediately preceding paragraphs is successful on the merits or otherwise in defense of any action, suit or proceeding, the Nevada General Corporation Law provides that such person must be indemnified by the corporation against expenses including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

     Section 78.751 of the Nevada General Corporation Law requires the corporation to obtain a determination that any discretionary indemnification is proper under the circumstances. Such a determination must be made by the corporation’s stockholders; its board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or under certain circumstances, by independent legal counsel. Our by-laws provide that it shall indemnify its directors, officers, employees and agents to the fullest extent provided by the Nevada General Corporation Law.

     Section 78.138 of the Nevada General Corporation Law provides that directors and officers are not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Additionally, our articles of incorporation includes a provision eliminating the personal liability of their directors and officers to the corporation or stockholders for damages resulting from their breach of fiduciary duties, other than any liability for (i) acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or (ii) unlawful distributions.

     We have entered into indemnification agreements with each of our officers and directors in which we agree to indemnify and hold harmless the officer or director to the fullest extent permitted by applicable law in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation not initiated by the officer or director, by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of ours, or is or was serving at our request as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any and all expenses, judgments, penalties, fines and settlement amounts actually and reasonably incurred by such officer or director or on his or her behalf (including mandatory advancement of expenses), if such person acted in good faith and in a manner which such person believed to be or not opposed to our best interests. The indemnification agreements set forth procedures that apply in the event of a claim for indemnification thereunder.

     We also maintain insurance to protect ourself and our directors, officers, employees and agents against expenses, liabilities and losses incurred by such persons in connection with their service in the foregoing capacities.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of November 9, 2002, by and among Hyseq, Inc., Vertical Merger Corp. and Variagenics, Inc. (1)

4.1	Amended and Restated Articles of Incorporation of Hyseq, Inc., as amended (2)

4.2	Amendment No. 3 to Amended and Restated Articles of Incorporation of Hyseq, Inc.(3)

4.3	Amended and Restated By-Laws of Hyseq, Inc.(4)

4.4	Specimen Common Stock certificate(5)

4.5	Rights Agreement between Hyseq, Inc. and U.S. Stock Transfer Corporation dated June 5, 1998(6)

4.6	Amendment to Rights Agreement, dates as of November 9, 2002, by and between Hyseq, Inc. and U.S. Stock Transfer Corporation (7)

4.7	Certificate of Designations of Series B Junior Participating Preferred Stock of Hyseq, Inc. (8)

4.8	Certificate of Amendment to Certificate of Designations of Series B Junior Participating Preferred Stock of Hyseq, Inc.(9)

5.1	Legal opinion of Kummer Kaempfer Bonner & Renshaw(9)

23.1	Consent of Kummer Kaempfer Bonner & Renshaw (included in Exhibit 5.1 hereto)

23.2*	Consent of KPMG LLP, Independent Auditors

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Auditors

24.4	Powers of Attorney(9)

*	Filed herewith.

(1)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our current report on Form 8-K, filed on November 12, 2002, File No. 000-22873.

(2)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-1, filed on June 12, 1997, File No. 333-29091.

(3)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-3, as amended, filed on September 25, 2001, File No. 333-70134.

(4)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-3, filed on June 14, 2002, File No. 333-90458.

(5)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-1, filed on June 12, 1997, File No. 333-29091.

(6)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Form 8-K, filed on July 31, 1998, File No. 00-22873.

(7)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-4, filed on November 27, 2002, File No. 333-101503.

(8)	Previously filed with the SEC and incorporated herein by reference to Exhibit A to the Rights Agreement between Hyseq, Inc. and U.S. Stock Transfer Corporation dated June 5, 1998, previously filed with the SEC as an Exhibit to our Form 8-K, filed on July 31, 1998, File No. 00-22873.

(9)	Previously filed with the SEC and incorporated herein from our Registration Statement filed on Form S-3, filed on February 14, 2003, File No. 333-103257.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 3rd day of July, 2003.

Nuvelo, Inc.

By: /s/ Ted W. Love
Name: Ted W. Love Title: Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Dr. Ted W. Love
Dr. Ted W. Love	Chief Executive Officer and Director	July 3, 2003

*
Peter S. Garcia	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 3, 2003

*
Dr. George B. Rathmann	Chairman of the Board of Directors	July 3, 2003

Thomas N. McCarter	Director

Dr. Philippe O. Chambon	Director

*
Dr. Jean-Francois Formela	Director	July 3, 2003

*
Mary K. Pendergast	Director	July 3, 2003

Martin A. Vogelbaum	Director

*By: /s/ Dr. Ted W. Love
Dr. Ted W. Love Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of November 9, 2002, by and among Hyseq, Inc., Vertical Merger Corp. and Variagenics, Inc. (1)

4.1	Amended and Restated Articles of Incorporation of Hyseq, Inc., as amended (2)

4.2	Amendment No. 3 to Amended and Restated Articles of Incorporation of Hyseq, Inc.(3)

4.3	Amended and Restated By-Laws of Hyseq, Inc.(4)

4.4	Specimen Common Stock certificate(5)

4.5	Rights Agreement between Hyseq, Inc. and U.S. Stock Transfer Corporation dated June 5, 1998(6)

4.6	Amendment to Rights Agreement, dates as of November 9, 2002, by and between Hyseq, Inc. and U.S. Stock Transfer Corporation (7)

4.7	Certificate of Designations of Series B Junior Participating Preferred Stock of Hyseq, Inc. (8)

4.8	Certificate of Amendment to Certificate of Designations of Series B Junior Participating Preferred Stock of Hyseq, Inc.(9)

5.1	Legal opinion of Kummer Kaempfer Bonner & Renshaw(9)

23.1	Consent of Kummer Kaempfer Bonner & Renshaw (included in Exhibit 5.1 hereto)

23.2*	Consent of KPMG LLP, Independent Auditors

23.3*	Consent of PricewaterhouseCoopers LLP, Independent Auditors

24.4	Powers of Attorney(9)

*	Filed herewith.

(1)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our current report on Form 8-K, filed on November 12, 2002, File No. 000-22873.

(2)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-1, filed on June 12, 1997, File No. 333-29091.

(3)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-3, as amended, filed on September 25, 2001, File No. 333-70134.

(4)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-3, filed on June 14, 2002, File No. 333-90458.

(5)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement filed on Form S-1, filed on June 12, 1997, File No. 333-29091.

(6)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Form 8-K, filed on July 31, 1998, File No. 00-22873.

(7)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-4, filed on November 27, 2002, File No. 333-101503.

(8)	Previously filed with the SEC and incorporated herein by reference to Exhibit A to the Rights Agreement between Hyseq, Inc. and U.S. Stock Transfer Corporation dated June 5, 1998, previously filed with the SEC as an Exhibit to our Form 8-K, filed on July 31, 1998, File No. 00-22873.

(9)	Previously filed with the SEC and incorporated herein from our Registration Statement filed on Form S-3, filed on February 14, 2003, File No. 333-103257.